As filed with the Securities and Exchange Commission on November 12, 2025

Securities Act File No. 333-233709

Investment Company Act File No. 811-23474

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 14

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 16

KKR CREDIT OPPORTUNITIES PORTFOLIO

(Registrant Exact Name as specified in Charter)

555 California Street

50th Floor

San Francisco, California 94104

(Address of principal executive offices)

(415) 315-3620

(Registrant’s Telephone Number, including Area Code)

Lori Hoffman

KKR Credit Advisors (US) LLC

555 California Street

50th Floor

San Francisco, California 94104

(Name and address of agent for service)

COPY TO:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Matthew E. Barsamian, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to section 8(c) of the Securities Act

☐ immediately upon filing pursuant to paragraph (b) of Rule 486

☒ on December 12, 2025 pursuant to paragraph (b) of Rule 486

☐ 60 days after filing pursuant to paragraph (a) of Rule 486

☐ on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☒ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:  .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:  .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:  .

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

Post-Effective Amendment No. 10 (the “Amendment”) to the Registration Statement on Form N-2 of KKR Credit Opportunities Portfolio (the “Registrant”) was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 1, 2025, for the purpose of making changes to the Registrant’s investment objective, investment strategies and risks and other changes related to the expected repositioning of the Registrant’s investment program and proposed change to its fundamental policy pursuant to Rule 23c-3. Post-Effective Amendments Nos. 11, 12 and 13 to the Registration Statement on Form N-2 of the Registrant, filed pursuant to Rule 486(b)(1)(iii) under the Securities Act on August 29, September 15 and September 18, 2025, respectively, each solely for the purpose of extending the effective date of the Amendment and designating September 15, September 19 or November 13, 2025, respectively, as the date upon which the Amendment would become effective. This Post-Effective Amendment No. 14 is being filed pursuant to Rule 486(b)(1)(iii) under the Securities Act solely for the purpose of further extending the effective date of the Amendment and designating December 12, 2025, as the new date upon which the Amendment shall become effective. This Post-Effective Amendment No. 14 incorporates by reference the information contained in Parts  A, B and C of the Amendment.

PART A – PROSPECTUS

This Prospectus for the Registrant is incorporated herein by reference to Part A of the Amendment.

PART B – STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information for the Registrant is incorporated herein by reference to Part B of the Amendment.

PART C – OTHER INFORMATION

This Part C for the Registrant is incorporated herein by reference to Part C of the Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the city of San Francisco, and the State of California, on the 12th day of November 2025.

KKR CREDIT OPPORTUNITIES PORTFOLIO (A Delaware statutory trust)

By:	/s/ Rudy Pimentel
Rudy Pimentel
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Rudy Pimentel	President and Trustee	November 12, 2025
Rudy Pimentel

/s/ Jeffrey L. Zlot*	Trustee	November 12, 2025
Jeffrey L. Zlot

/s/ Michael E. Cahill*	Trustee	November 12, 2025
Michael E. Cahill

/s/ Catherine Sidamon-Eristoff*	Trustee	November 12, 2025
Catherine Sidamon-Eristoff

/s/ Lourdes Perez-Berkeley*	Trustee	November 12, 2025
Lourdes Perez-Berkeley

/s/ Thomas Murphy	Treasurer, Chief Financial Officer and Chief Accounting Officer	November 12, 2025
Thomas Murphy

* By:	/s/ Lori Hoffman
Lori Hoffman Pursuant to power of attorney